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                                                                     EXHIBIT 2.7

                      [LOGO OF NTN COMMUNICATIONS, INC.]

                                 March 4, 1997


Mr. Alan Magerman
NTN Communications, Inc.
5966 La Place Court
Carlsbad, CA 92008-8830

Dear Alan:

        This will confirm the following with respect to options to purchase Common Stock of NTN Communications, Inc. (the "Company") held by you and with respect to a loan from the Company to you in the amount of $185,274.44:

        1. The expiration date of an option to purchase 245,000 shares of Common Stock of the Company at $4.75 is hereby extended from January 15, 1998 to January 15, 2003. Such option is deemed fully vested and any provision in such option requiring exercise of such option within a specified period of time following termination of your employment is hereby waived by the Company.

        2. The Company hereby fully vests your option to purchase 200,000 shares of Common Stock of the Company at $4.50 expiring on August 4, 2003 and your option to purchase 200,000 shares of Common Stock of the Company at $3.50 expiring on November 4, 2006, and waives any provision in either of such options requiring exercise of such options within a specified period of time following termination of your employment.

        3. Your debt to the Company in the amount of $185,274.44 is hereby forgiven.

                                           Sincerely,

                                           /s/ Gerald Sokol, Jr.

                                           Gerald Sokol, Jr.


                   [LETTERHEAD OF NTN COMMUNICATIONS, INC.]